

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2011

<u>Via E-mail</u>
Patrick Laferriere
President
Intervia, Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502

> **Re:** **Intervia, Inc.**
> **Registration Statement on Form S-1**
> **Amended June 3, 2011**
> **File No. 333-173474**
>
> **Form 10-Q for Fiscal Quarter Ended April 30, 2011**
> **File No: 000-52010**

Dear Mr. Laferriere:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

<u>Form S-1/A Amendment No. 1 filed June 3, 2011</u>

<u>General</u>

1. Please consider the impact of our comments related to this Form S-1/A on your Exchange Act filings.

Prospectus Cover

2.   Because there is no established market for your shares, please revise to state a fixed price
        at which the securities will be sold until such time as shares are quoted on the OTC
        Bulletin Board or national exchange.

3.   We note your disclosure that your common shares are quoted on the Pink Sheets under
        the symbol ITVA.PK; however, we are unable to locate a quote for your common shares
        on the OTC Markets' website. Please confirm that your securities are quoted under the
        ITVA.PK symbol. Please also revise, as applicable, to disclose which OTCQB tier
        designation applies to your securities.

Summary, page 5

4.   Please revise to highlight the fact that your mineral resource property does not contain
        any reserve, any funds spent on exploration will probably be lost and that you have not
        undertaken any exploration activities on your property.

5.   Please disclose your auditors going concern opinion and, if true, that you have
        insufficient funds to make required payments as they become due. Also, disclose your
        net loss for the last 2 fiscal years and your present monthly "burn rate" here, as well as
        the amount of time at this rate before you exhaust your financial resources.

Risk Factors, page 8

6.   If your assets are or will be held outside of the United States, please include appropriate
        risk factor disclosure concerning the ability of shareholders to enforce their legal rights
        under United States securities laws.

7.   We refer to the description of Mr. Laferriere's business experience on page 33. Please
        add risk factor disclosure, as applicable, concerning management's lack of experience in
        the mining industry. Please also highlight this risk in the summary of the registration
        statement.

Other Risks, page 13

8.   You must identify all known material risks. Please remove any implication that you may
        not have done so.

Selling Security Holders, page 14

9.   We note that the selling shareholders are offering approximately 74% of your outstanding
        securities, and that they acquired their securities in January of 2011. In light of these
        facts, please tell us why the selling shareholders should not be identified as underwriters

and tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

General Overview, page 21

10.   Revise to describe each step you plan to take to become operational through to revenue generation. In connection with this disclosure, provide estimated timelines and costs for each step, as well as sources of funds.

11.   Please provide us with independent support for your disclosure here and on page 5 that the Proteus Property is near an area known historically for the production of silver ore as well as your disclosure in the final sentence of the penultimate paragraph on page 23. Also, please revise your discussion of diamond prospecting to indicate whether diamonds have been commercially produced in the area you reference.

12.   Please revise to clarify your present ownership interest in the Proteus Property, including the existence of any security interests in the property. In this regard, we note that section 5.01 of the Option Agreement indicates that upon execution you will hold legal title to an undivided 100% interest in the property subject to the royalty. In contrast, your disclosure on page 21 indicates that you have not acquired the property to date. Please also revise here to explain the impact to your business in the event that you are unable to make the cash payments or expenditures required under the agreement. Please add risk factor and summary disclosure, as applicable.

Competition, page 22

13.   Based on your disclosure on page 9 and elsewhere, it appears that you do meet the definition of a "development stage" company as defined in Industry Guide 7, section (a)(4). Please revise to clarify or advise.

Compliance with Government Regulation, page 22

14.   Please revise to disclose all material governmental and environmental regulation. In this regard, we note your disclosure on page 9 indicating that you require permits from federal, provincial and local governments. Please also disclose whether you have the permits necessary to explore and extract from the property. Please also revise your MD&A to discuss and quantify the regulatory expenses necessary to fulfill your operating plan.

Employees, page 22

15.   Please revise to identify the contracted individuals you reference and describe in greater detail the nature of their role in your business.

Mineral Properties, page 23

16.   Please disclose when each of the claims was staked and recorded. Please also tell us whether you are aware of any exploration efforts undertaken prior to your involvement with the property and whether Mr. Chitoroni is associated with your business.

Regional Geology, page 23

17.   We refer to the first sentence under the heading. Please revise, as necessary, to describe the geology, mineralogy and ore deposits of the area rather than referring investors to third-party publications.

Proposed Exploration Program for 2011, page 24

18.   Please revise the first sentence under the heading to describe the "additional information" that you reference and explain why you have not verified it to date.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 26

Overview, page 26

19.   We note in your overview you indicate during fiscal 2009 you suspended the development of products and your business plan for fuel cell technology. Please reconcile this with your discussion under Our Business, page 5, wherein you indicate your original business plan was abandoned during fiscal 2008. We note you also indicate in your overview that you entered into the Option Agreement on October 15, 2010. Please reconcile this with your discussion under Our Business, page 5, wherein you indicate you entered into the Option Agreement on July 15, 2010.

Cash Requirements

20.   Please tell us why you estimate your operating expenses and capital requirements for the twelve month period beginning January 1, 2011 when you have a fiscal year beginning February 1, 2011. We note elsewhere you discuss liquidity over a calendar year period rather than your fiscal year period. Please revise the filing to explain why you discuss your expected expenses and planned use of funds over periods different than your fiscal year.

21.   Given your limited cash, negative working capital, and lack of any definitive financial arrangements, please revise the filing to discuss the known or expected impact these factors will have on the company being able to fulfill the requirements of the Option Agreement. Also, describe the default provisions of the Option Agreement and resulting consequences of any default. For example, discuss the consequences if the company is late with any required payments under the agreement.

Cash Requirements, page 27

22.   Please revise to describe and quantify the expenses that comprise the $100,000 in
        operating expenses and $500,000 in exploration expenses anticipated for calendar year
        2011.

Application of Critical Accounting Policies, page 31

23.   We note your critical accounting policy disclosures merely disclose your accounting
        policies without elaboration. Accordingly, your disclosure does not conform to our
        expectations for the critical accounting policies disclosure. For each identified critical
        accounting policy, please expand to describe the specific factors that in your view makes
        each critical. Discuss the nature of estimates and uncertainties about those estimates
        inherent to each individual policy, including how you make those estimates. Discuss
        how different assumptions, methods or conditions might affect your financial statements.
        For further guidance, please refer to SEC interpretive Release No. 33-8350.

Certain Relationships and Related Transactions, page 42

24.   We note the disclosure on page F-3 and F-9 concerning an outstanding liability due to a
        related party. Please revise to describe the transaction. Refer to Item 404(d) of
        Regulation S-K.

Financial Statements, page F-1

25.   Please update the financial statements as required by Rule 8-08 of Regulation S-X. An
        updated accountant's consent should also be included with any amendment to the filing.

Signatures, page 49

26.   Please have your Principal Financial Officer and Principal Executive Officer sign in their
        individual capacities as such, and include their proper titles indicating these capacities.

Exhibit 5.1

27.   Given the date restrictions in the opinion, please confirm our understanding that you
        intend to file an updated opinion of counsel as of the date that the registration statement is
        to be declared effective.

28.   We refer to the "when sold" language contained in the penultimate paragraph. It is
        unclear why this qualification is contained in the opinion given your disclosure on page
        45 that the shares covered by this registration statement were issued in January 2011.

Form 10-Q for the period ended April 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Plan of Operation, page 10

29.   We note under Anticipated Cash Requirements you indicate "For the next 12 months we plan to expend a total of approximately $40,000 in searching for and acquiring a suitable business." Please reconcile this with your discussion under Our Current Business and elsewhere in your filing that indicate your focus and business is that of mineral exploration.

Critical Accounting Policies, and Estimates, page 12

30.   Please tell us why you did not identify the accounting policies deemed critical by management and provide the appropriate disclosures. Please refer to SEC interpretive Release No. 33-8350. Revise future filings to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at 202-551-3618 or Jay Webb, Reviewing Accountant, at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via E-mail): Michael J. Morrison, Esq.